December 1, 2008

William Thompson

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Tombstone Exploration Corporation

File No. 0-29922

SEC Comment letter dated October 28, 2008

Dear Mr. Thompson:

Tombstone Exploration Corporation (the “Company”), a Nevada corporation, is pleased advise you that we have received and reviewed your letter of October 28, 2008 pertaining to the Company’s Form 20-F for the Fiscal Year Ended December 31, 2007, as filed with the Securities & Exchange Commission (the “Commission”) on July 15, 2008.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM 20-F

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated October 28, 2008 and are being submitted for your review and consideration in DRAFT form only:

1.

We have revised the filing to include an explanatory note regarding the revisions.

2.

We have revised the filing to include the statement specified by Item 15T(b)(4).  In Item 15, Paragraph (2), we have included the following statement, “This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.”

3.

Upon the final filing of our amended Form 20-F for the year ended December 31, 2007, our auditors’ audit report will include a reference to the “restated” financial statements for the years ended December 31, 2007 and 2006.  This will include an additional paragraph referencing the restatement highlights to Note 10 of the financial statements.

4.

We have amended our financial statements to incorporate the restatements for the years ended December 31, 2007 and 2006 as “Restated – Note 10”.  By incorporating our restatements for both of our December 31, 2007 and 2006 year-ends in the Form 20-F/A for the year ended December 31, 2007, we have alleviated the need to file a Form 20-F/A for the year ended December 31, 2006.

5.

We erroneously omitted the cumulative data in our filing dated September 22, 2008 and have included the accumulated columns, using an incorporation date of October 30, 1997, for both our Statement of Operations and Statement of Cashflows in the Form 20-F/A filing for the year ended December 31, 2007.

6.

Our acquisition of the mineral properties on November 27, 2006 included 100% of the mineral rights in the mining claims located near Tombstone, Arizona.  Our acquisition cost of $900,000, comprised of $100,000 cash and $800,000 in common shares, did not include the related land surfaces.

We have reconsidered our position on the impairment of the mineral properties and determined that, as at and for the year ended December 31, 2006, there was no support that indicated that an impairment of the properties occurred especially given the fact that we had acquired the properties approximately one month before year-end.  Therefore, we have included the acquisition cost of the mineral properties as a viable asset as at December 31, 2006.

For the year ended December 31, 2007, we were unable to obtain a third-party valuation report pertaining to the fair value of the mineral deposits located in our mineral claim.  Therefore, given the fact that we could not support the potential mineral deposits or obtain a valuation report from an independent, licensed geologist, we determined that we could not support the carrying cost of our mineral properties.  As such, we recommended a full impairment of our mineral properties as at December 31, 2007.

7.

During the years ended December 31, 2007 and 2006, we issued various common shares to settle outstanding liabilities and current and future service of consultants and contractors to the Company.  The fair value of the common shares issued to consultants and contractors was determined based on the valuation of the services that were being performed on behalf of the Company and an agreed upon fair value of the common shares (normally $0.10 per common share, which accounts for the fact that the Company’s common shares traded at $0.27-0.80 per common share during fiscal 2007 and 2006, with a discount approved by management to account for the fact that the common shares issued were restricted in nature and that there was a lack of trading volume and liquidity on the Company’s common stock).  We have revised our financial statements to remove the gain and loss on the value of the services received that were settled by common shares.

8.

During the year ended December 31, 2006, the Company issued common shares to settle existing accounts payable and management fees which have been recorded as gain/loss on settlement of debt, and has been disclosed in Note 7 of the restated financial statements for the years ended December 31, 2007 and 2006.

In November 2006, the Company owed $39,000 of management fees, which we agreed to settle with the issuance of 780,000 common shares with a fair value of $0.10 per common share (trading price was $0.80; however, was discounted to account for the fact that the common shares were restricted and that there was a lack of trading volume and liquidity on the Company’s common stock).  The transaction to settle pre-existing management fees resulted in a loss on settlement of outstanding management fees payable of $39,000.

Throughout the year ended December 31, 2006, the Company issued 277,180 common shares with a fair value of $0.10 per common share to settle $44,300 of accounts payable that were previously incurred by management and was settled based on an agreement between the Company and the creditors.  Given a fair value of common shares issued of $27,718, this resulted in a gain on settlement of debt of $21,582.

In our opinion, both of these transactions warrant recognition of gain or loss on settlement of pre-existing debt held and owed by the Company.

9.

We have revised our disclosure in Note 10 of our restated financial statements for the years ended December 31, 2007 and 2006 to account for a detailed disclosure of all adjustments recorded.

In connection with the Company’s responding to the comments set forth in the October 28, 2008 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and all related documents have also be filed via the EDGAR system.  Again, this letter, and all related documents, are being submitted in DRAFT form for your review and comment, if any.  Upon completion of your review, the Company will file the necessary Form 20-F/A.

Thank you for your courtesies. Please contact Luis Carrillo, Esq. at (619) 399-3102 with any questions.

Very truly yours,

/s/ Alan M. Brown

Alan M. Brown

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